Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

A Combined AT&T-DirecTV Will Expand Broadband Services to
Millions of Rural Americans
Overview:

•	The combined company will bring new and better high-speed broadband options to millions more Americans, the majority of them in rural areas.
•	Customers in many of these locations will, for the first time, receive the type of Internet service that people in other areas take for granted.
•	AT&T’s high-speed fixed broadband networks will cover 70 million customer locations.
•	This expansion will make over-the-top services such as Netflix, Amazon, Google, and Hulu available to millions of people who currently lack sufficient connectivity to enjoy these services.

The Transaction Will Allow AT&T to Deploy Its Fixed WLL Broadband Service in Rural Areas in 48 States:

•
Today, many Americans in rural areas lack access to high-speed broadband service or have access to only one provider, typically using older cable or DSL technology. Moreover, many of these rural customers lack access to integrated bundles of broadband, video, and voice services and are thus forced to acquire these services separately, often at significant expense and inconvenience.

•	The transaction will make it possible for AT&T to expand its deployment of an LTE-based fixed wireless local loop (WLL) broadband product.
•	With the synergies from the transaction, AT&T will offer fixed WLL to an estimated 13 million largely underserved, rural customer locations.
o	Those locations will be spread across 48 states both in and out of AT&T’s wireline region.
o	Almost 20 percent of the 13 million customer locations where AT&T’s fixed WLL service will become available have no access to terrestrial broadband services today.
o	An additional 27 percent of the 13 million customer locations have only one terrestrial option today, and in most instances that single option is DSL or a relatively slow cable modem service.
•
The fixed WLL service will be offered and priced as a home broadband service, not a mobile wireless service. It will be designed to offer a robust broadband experience, using advanced technologies, including professionally installed customer premises equipment that enhance spectral efficiency and signal quality.

•	Fixed WLL is designed to perform as well as wireline broadband services advertised today at 15-20 Mbps and will have a usage allowance that will readily satisfy most customers’ needs.
•	In the areas where AT&T will deploy the fixed WLL solution, it will be comparable, and typically superior, to the wireline services available in both speed and reliability.
•	The ability to provide a true bundle of integrated satellite video, home broadband, and home VoIP services will make for a more competitive and compelling offer in these underserved areas.
•
AT&T has committed to complete the investment within four years of the transaction’s closing and to offer fixed WLL broadband service to approximately 13 million largely rural customer locations that otherwise would not have been reached by its wireline broadband services.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.